[redacted]

SEC 08033147 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 03223

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2007 (MM/DD/YY) AND ENDING 09/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allison-Williams Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South Seventh Street, Suite 3850
(No. and Street)

Minneapolis (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Cahoy (612) 317-4701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

801 Nicollet Avenue, Suite 1300, Minneapolis, Minnesota 55402
(Address) (City) (State) (Zip Code)

PROCESSED
DEC 10 2008
THOMSON REUTERS

SEC Mail Processing Section
NOV 28 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert C. Tengdin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allison-Williams Company, as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

RC Tengdin
Signature

Chairman & CEO
Title

JULIE A CAHOY
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 1-31-2010

Julie A Cahoy
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

McGladrey & Pullen
Certified Public Accountants

Allison-Williams Company

Statement of Financial Condition Report
September 30, 2008

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Allison-Williams Company

We have audited the accompanying statement of financial condition of Allison-Williams Company (the Company) as of September 30, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Allison-Williams Company as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
November 25, 2008

Allison-Williams Company

Statement of Financial Condition
September 30, 2008

Assets		
Cash (Note 2)	$	236,336
Receivable from clearing broker/dealer		27,865
Marketable equity securities		45,859
Security deposits and other assets		19,885
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $858,158		20,353
	$	350,298

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	34,271
Commitments (Note 3)		
Stockholder's Equity		
Common stock, par value $0.25 per share; authorized 400,000 shares; issued 349,959 shares		87,490
Additional paid-in capital		713,753
Accumulated deficit		(485,216)
		316,027
	$	350,298

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Allison-Williams Company (the Company) is a broker/dealer registered with the SEC, whose primary business operations include providing services to institutional investors throughout the United States in the fixed-income securities secondary market. The Company also underwrites and trades new-issue municipal securities with other broker/dealers and institutional investors primarily in the Midwest. In addition, the Company receives fees for other investment banking services. The Company is a wholly owned subsidiary of B&T Capital, Inc.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash: The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Marketable equity securities: Marketable equity securities are valued at market value, determined as the last reported sales price on the exchange or quotation system on which the securities are principally traded.

Revenue recognition: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into the account of the Company are recorded on a trade date basis. Revenues from other investment banking services and corporate finance transactions are recognized on closing date.

Depreciation: Furniture and equipment are depreciated using the straight-line method over estimated useful lives of five years. Leasehold improvements are amortized over the life of the lease.

Income taxes: The Company is a member of a group of affiliated companies that file a consolidated federal income tax return. For financial reporting purposes, each of the companies in the affiliated group is allocated its share of the federal tax liability or benefit on the basis of its taxable income or loss. The Company and its affiliates file certain state income tax returns separately from the consolidated group.

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Net deferred tax assets consist of the following components as of September 30, 2008:

Deferred tax assets:	
Net operating loss carryforwards	$ 362,000
Other	(3,000)
	359,000
Less valuation allowance	(359,000)
	$ -

The Company recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

At September 30, 2008, the Company has available net operating loss carryforwards for tax purposes of approximately $903,000, which expire in varying amounts through 2025.

Note 2. Cash Segregated Under Federal and Other Regulations

In accordance with provisions of rule 15c3-3 of the Securities Exchange Act of 1934, the Company may be required to maintain amounts segregated in "special reserve bank accounts for exclusive benefit of customers." At September 30, 2008, no amounts were required to be on deposit in these special reserve bank accounts. The Company had $10,100 on deposit in this account at September 30, 2008, and accordingly, the entire amount of $10,100 was available for immediate withdrawal.

The Company maintains a trade settlement account with a clearing broker/dealer in connection with its membership in a clearing organization. Funds totaling $25,000 were required to be on deposit at September 30, 2008, and are included in the receivable from clearing broker/dealer balance on the statement of financial condition.

Note 3. Commitments and Contingencies

Net capital requirements: The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. As described in Note 1, the Company operates under the exemptive provisions of paragraph (k)(2)(ii) of rule 15c3-3 and is required to maintain minimum net capital of $100,000. Net capital and the related net capital ratio fluctuate on a daily basis; however, at September 30, 2008, the net capital ratio, net capital and excess net capital were as follows:

Net capital ratio	0.127:1
Net capital	$ 268,910
Excess net capital	168,910

Note 3. Commitments and Contingencies (Continued)

Lease: The Company leases office space under a noncancelable operating lease which expires August 2009. In addition to the base rent payment, the Company pays a monthly allocation of the building's operating expenses. In 2006, the Company entered into a sublease agreement with a third party whereby the Company rents excess office space in exchange for rents equal to 15 percent of the existing lease. The Company's minimum rental commitment, net of sublease rental income, at September 30, 2008, is $94,080.

Off-balance-sheet risk: As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Concentrations of credit risk: The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Indemnifications: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

END